Code of Ethics

RTO Holdings Inc., a Nevada corporation. (“RTO”) has adopted this Code of Ethics (the “Code”) pursuant to Section 406 of the Sarbanes-Oxley Act of 2002. This Code is designed to deter wrongdoing and to promote:

• Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

• Full, fair, accurate, timely and understandable disclosure in reports and documents that RTO files with, or submits to, the SEC, and in other public communications that RTO made;

• Compliance with applicable government laws, rules and regulations;

• The prompt internal reporting of violations of this Code to the appropriate person or persons identified herein; and

• Accountability for adherence to this Code.

This Code requires the highest standard of ethical conduct and fair dealing of its Senior Financial Officers (“SFO”), defined as the Chief Executive Officer and Chief Financial Officer. While, per Sarbanes-Oxley, this policy is intended to only cover the actions of the SFO, RTO expects its other officers, directors and employees will also review this Code and abide by its provisions. RTO’s reputation is a valuable asset and as such must continually be guarded by all associated with RTO so as to earn the trust, confidence and respect of our suppliers, customers and shareholders.

RTO’s SFO are committed to conducting business in accordance with the highest ethical standards. The SFO must comply with all applicable laws, rules and regulations. Furthermore, SFO must not commit an illegal or unethical act, or instruct or authorize others to do so.

CONFLICTS OF INTEREST

The SFO must act in the best interests of the Company, and should avoid any situation that presents an actual, potential or apparent conflict between their personal interests and the interests of the Company.

The SFO have a conflict when their personal interests, relationships or activities, or those of a member of their immediate family, interfere or conflict, or even appear to interfere or conflict, with the company’s interests. A conflict of interest prevents one from acting objectively with the Company’s best interests in mind, or prevents one from exercising sound, ethical business judgment.

PUBLIC COMMUNICATIONS

The Company is committed to providing Company information to the public in a manner that complies with all applicable legal and regulatory requirements and that promotes investor confidence by facilitating fair, orderly and efficient behavior. The Company’s reports and documents filed with the Securities and Exchange Commission, as well as any other public communications, must be complete, fair, accurate and timely. The SFO must do everything in their power to comply with these standards.

GIFTS

The SFO may not give or receive kickbacks, rebates, gifts, services or any other benefits, other than gifts of nominal value (amounts would be considered in excess of nominal value if they create the appearance of impropriety, or actually influence the Company to give preferential, versus arms-length, treatment to the provider) from a supplier, competitor, government official, customer or any other person the Company does, or expects to do business with.

CONFIDENTIAL INFORMATION

SFO, officers, directors and employees are to respect the confidentiality of Company, employee, supplier, customer, competitor and any other persons or entities’ information that is not a matter of public record. Confidential information must not be used for personal gain.

COMPLIANCE WITH THIS CODE

SFO are expected to fully comply with this Code. This Code will be strictly enforced and any violations will be dealt with immediately, and depending on the severity of noncompliance, could lead to disciplinary action including termination. Furthermore, violations involving unlawful behavior will be reported to appropriate outside authorities. If anyone is unclear as to the possibility of a violation of this Code, he should seek the opinion of the Company’s, the Audit Committee and/or outside legal counsel.

If SFO, officers, directors and employees have knowledge, or are suspicious of any non-compliance with this Code, or are concerned that circumstances could lead to a violation of this Code, they should discuss this with their immediate supervisor, the Company’s, the Audit Committee and/or outside legal counsel.

The Company will not allow any retaliation against an employee, officer, or director who acts in good faith in reporting any actual or suspected violation. Open communication of issues and concerns without fear of retribution or retaliation is vital to the success of this Code.

ADHERENCE TO THE CODE

The CEO and CFO will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Audit Committee of the Board of Directors, and shall promptly notify the Audit Committee of any violation of this Code.